                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                         Metromedia Fiber Network, Inc.
                                (Name Of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    591689104
                                 (Cusip Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      | |   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      | |   Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages
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-------------------
CUSIP NO. 629407107                    13G
-------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      Verizon Communications Inc. #23-2259884
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)  | |
                    (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0 shares of Class A Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          20,133,410 shares of Class A Common Stock
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Class A Common Stock
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            20,133,410 shares of Class A Common Stock
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,133,410 shares of Class A Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.25% OF THE AGGREGATE OF THE ISSUER'S CLASS A COMMON STOCK AND CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE, WHICH IS FREELY CONVERTIBLE INTO SHARES OF CLASS A COMMON STOCK AT A RATE OF ONE SHARE OF CLASS A COMMON STOCK FOR EACH SHARE OF CLASS B COMMON STOCK.
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------


                               Page 2 of 8 pages
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-------------------
CUSIP NO. 629407107                    13G
-------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      Verizon Investments Inc. #13-3191789
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)  | |
                    (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0 shares of Class A Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          20,133,410 shares of Class A Common Stock
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Class A Common Stock
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            20,133,410 shares of Class A Common Stock
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,133,410 shares of Class A Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.25% OF THE AGGREGATE OF THE ISSUER'S CLASS A COMMON STOCK AND CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE, WHICH IS FREELY CONVERTIBLE INTO SHARES OF CLASS A COMMON STOCK AT A RATE OF ONE SHARE OF CLASS A COMMON STOCK FOR EACH SHARE OF CLASS B COMMON STOCK.
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------


                               Page 3 of 8 pages
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Item 1.

      (a)   Name of Issuer

            Metromedia Fiber Network, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            360 Hamilton Avenue
            White Plains, New York 10601

Item 2.

      (a)   Name of Persons Filing

            Verizon Communications Inc. ("Verizon")
            Verizon Investments Inc. ("VII")

      (b)   Address of Principal Business Office or, if none, Residence

            Verizon
            1095 Avenue of the Americas
            New York, New York 10036

            VII
            3900 Washington Street
            Wilmington, Delaware 19802

      (c)   Citizenship

            Each of Verizon and VII is incorporated under the laws of the State of Delaware.

      (d)   Title of Class of Securities

            Class A Common Stock, par value $0.01 per share

      (e)   Cusip Number

            591689104


                               Page 4 of 8 pages
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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   | | Broker or Dealer registered under Section 15 of the Exchange Act

(b)   | | Bank as defined in Section 3(a)(6) of the Exchange Act

(c)   | | Insurance Company as defined in Section 3(a)(19) of the Exchange Act

(d) | | Investment Company registered under Section 8 of the Investment Company Act

(e)   | | Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) | | Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F)

(g) | | Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) | | Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) | | Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)   | | Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

      (a) Amount Beneficially Owned:

      20,133,410 shares of Class A Common Stock

      (b) Percent of Class:

      2.25% of the aggregate of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 per share, which is freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.

      (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 0
            (ii)  shared power to vote or to direct the vote: 20,133,410


                               Page 5 of 8 pages
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            (iii) sole power to dispose or to direct the disposition of: 0
            (iv)  shared power to dispose or to direct the disposition of:
                  20,133,410

VII is a direct wholly owned subsidiary of Verizon and prior to September 27, 2002 was the direct beneficial owner of 51,116,218 shares of Class A Common Stock, $0.01 par value per share, of the issuer. VII sold all of such shares as of September 27, 2002.

Prior to September 27, 2002, VII also was the direct beneficial owner of $500,000,000 aggregate principal amount of the Issuer's 6.15% Series A Convertible Subordinated Notes due 2010, and $475,281,000 aggregate principal amount of the Issuer's 6.15% Series B Convertible Subordinated Notes due 2010, all of which are convertible into shares of Class A Common Stock upon the satisfaction of certain conditions, which had not been satisfied at such time. VII sold all such Notes as of September 27, 2002.

VII is the direct beneficial owner of $10,670,707.33 aggregate principal amount of the Issuer's 8.5% Senior Convertible Notes, which are convertible into 20,133,410 shares of Class A Common Stock upon the satisfaction of certain conditions, which have not been satisfied.

Item 5. Ownership of Five Percent or Less of a Class:

      This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5% of the Class A Common Stock of Metromedia Fiber Network, Inc.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

      See Item 4.

Item 8. Identification and Classification of Members of the Group:

      Not Applicable.

Item 9. Notice of Dissolution of Group:

      Not Applicable.

Item 10. Certifications:

      Not Applicable.


                               Page 6 of 8 pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 12, 2003
                                        ----------------------------------------

                                        VERIZON COMMUNICATIONS INC.

                                        /s/ Marianne Drost
                                        ----------------------------------------
                                                 Signature

                                        Marianne Drost - Corporate Secretary
                                        ------------------------------------
                                                 Name/Title


                                        VERIZON INVESTMENTS INC.

                                        /s/ William F. Heitmann
                                        ----------------------------------------
                                                 Signature

                                        William F. Heitmann - Chairman of the
                                        Board
                                        -------------------------------------
                                                 Name/Title


                               Page 7 of 8 pages
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                                                                       EXHIBIT A

                         AGREEMENT AS TO JOINT FILING OF
                                  SCHEDULE 13G

      The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G.

                                        February 13, 2002
                                        ----------------------------------------

                                        VERIZON COMMUNICATIONS INC.

                                        /s/ Marianne Drost
                                        ----------------------------------------
                                                 Signature

                                        Marianne Drost - Corporate Secretary
                                        ------------------------------------
                                                 Name/Title


                                        VERIZON INVESTMENTS INC.

                                        /s/ William F. Heitmann
                                        ----------------------------------------
                                                 Signature

                                        William F. Heitmann - Vice President
                                        ------------------------------------
                                                 Name/Title


                               Page 8 of 8 pages